Exhibit 99.1

RYB Education, Inc. Reports First Quarter 2021 Financial Results

BEIJING, July 6, 2021 -- RYB Education, Inc. ("RYB" or the "Company") (NYSE: RYB), a leading early childhood education service provider in China, today announced its unaudited financial results for the first quarter of 2021.

First Quarter 2021 Operational and Financial Summary

•	Number of students enrolled at directly operated facilities was 36,890 as of March 31, 2021, compared with 31,251[1] as of March 31, 2020.

•	Net revenues increased by 111.8% to $36.7 million, compared with $17.3 million for the first quarter of 2020.

•	Gross profit was $3.4 million, versus gross loss of $11.6 million for the first quarter of 2020.

•	Net loss attributable to ordinary shareholders of RYB for the first quarter of 2021 was $1.8 million, compared with $26.6 million for the first quarter of 2020. Adjusted net loss attributable to ordinary shareholders[2] of RYB for the first quarter of 2021 was $1.2 million, compared with $25.8 million for the first quarter of 2020.

1 The number of students enrolled as of March 31, 2020 refers to the number of students enrolled before the temporary closure of the Company’s facilities in China due to COVID-19 and the number of students enrolled in our facilities in Singapore as at March 31, 2020. Our facilities in Singapore remained open as at March 31, 2020.

2 Adjusted net income (loss) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Cash generated from operating activities was $22.8 million in the first quarter of 2021, versus $14.0 million cash used in operating activities for the first quarter of 2020.

First quarter 2021 Financial Results

Net Revenues

Net revenues for the first quarter of 2021 increased by 111.8% to $36.7 million, from $17.3 million for the same quarter of 2020.

Service revenues for the first quarter of 2021 increased by 108.7% to $35.1 million, from $16.8 million for the same quarter of 2020. The increase was mainly due to a significant increase in tuition fees revenue, as all of the Company’s directly operated facilities in China were in normal operation in the first quarter of 2021 whereas those facilities were temporarily closed for most time of the same quarter of 2020 as a result of COVID-19 outbreak. The increase in the number of students enrolled at facilities in both China and Singapore also contributed to a higher tuition fees revenue.

Product revenues for the first quarter of 2021 increased by 208.9% to $1.6 million, from $0.5 million for the same quarter of 2020. The increase was due to a significant increase in the amount of merchandise sold through the Company’s franchise network, as the franchisees’ facilities have resumed operation.

Cost of Revenues

Cost of revenues for the first quarter of 2021 was $33.3 million, a 15.1% increase from $28.9 million for the same quarter of 2020. Cost of revenues for services for the first quarter of 2021 was $32.6 million, compared with $28.7 million for the same quarter of 2020. The increase was mainly driven by an increase in the direct cost of directly operated facilities after normal operations resumed from previous temporary suspensions due to Covid-19. Cost of products revenues for the first quarter of 2021 was $0.7 million, compared with $0.3 million for the same quarter of 2020. The increase was generally in line with the increase in products revenues.

Gross Profit/Loss

As a result of the foregoing, gross profit for the first quarter of 2021 was $3.4 million, versus gross loss of $11.6 million for the same quarter of 2020.

Operating Expenses

Total operating expenses for the first quarter of 2021 were $5.7 million, compared with $14.5 million for the first quarter of 2020. Excluding share-based compensation expenses, operating expenses were $5.0 million, a decrease of 63.4% from $13.7 million for the first quarter of 2020.

Selling expenses for the first quarter of 2021 were $0.4 million, compared with $0.2 million for the same quarter of 2020.

General and administrative ("G&A") expenses for the first quarter of 2021 were $5.3 million, a 9.2% decrease from $5.8 million for the same quarter of 2020. Excluding share-based compensation expenses, G&A expenses were $4.6 million, compared with $5.0 million for the same quarter of 2020. The share-based compensation expenses included in G&A expenses were $0.6 million for the first quarter of 2021. The decrease in G&A expenses excluding share-based compensation expenses was primarily due to the decrease in staff cost and operational expenses as a result of stringent cost control measures taken in response to COVID-19 outbreak.

Impairment loss on goodwill was nil for the first quarter of 2021, compared to $8.5 million for the same quarter of 2020.

Operating Loss

Operating loss for the first quarter of 2021 was $2.3 million, compared with $26.1 million for the same quarter last year. Adjusted operating loss3 was $1.6 million for the first quarter of 2021, compared with $25.3 million for the same quarter of 2020.

Net Loss

Net loss attributable to ordinary shareholders of RYB for the first quarter of 2021 was $1.8 million, compared with $26.6 million for the same quarter of 2020. Adjusted net loss attributable to ordinary shareholders of RYB, which excludes the impact of $0.7 million of share-based compensation expense for the first quarter of 2021, was $1.2 million, compared with $25.8 million for the same quarter of 2020.

Basic and diluted net loss per American depositary share ("ADS") attributable to ordinary shareholders of RYB for the first quarter of 2021 were both $0.06, compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RYB of both $0.96, for the same quarter of 2020. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders4 of RYB for the first quarter of 2021 were both $0.04, compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RYB of both $0.93, for the same quarter of 2020.

 3 Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

4 Adjusted basic and diluted net income (loss) per ADS attributable to ordinary shareholders is a non- GAAP financial measure, which is defined as basic and diluted net income (loss) per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

EBITDA5 for the first quarter of 2021 was $3.1 million, versus a loss of $24.8 million for the same quarter of 2020. Adjusted EBITDA6 for the first quarter of 2021 was $3.8 million, versus a loss of $24.0 million for the same quarter of 2020.

Operating Cash Flow

Cash generated from operating activities was $22.8 million during the first quarter of 2021, versus $14.0 million used in operating activities during the first quarter of 2020. Thanks to the effective control of the Covid-19 pandemic in China, all of the Company’s directly operated facilities resumed operation since September 2020. This has significantly contributed to the operating cash flow for the first quarter of 2021 since the majority of cash inflow is derived from collection of tuition fees. Moreover, the Company has reduced cash outflow by carrying out stringent cost control measures on discretionary expenditures.

Balance Sheet

As of March 31, 2021, the Company had total cash and cash equivalents of $74.2 million, an increase from $53.5 million as of December 31, 2020. The increase in cash balance was mainly due to the operating cash inflow of $22.8 million in this quarter as the Company’s operations recovered from Covid-19 pandemic.

5 EBITDA is defined as net income (loss) excluding depreciation, amortization and income tax expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non- GAAP results” elsewhere in this earnings release.

6 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non- GAAP results” elsewhere in this earnings release.

Outlook

For the second quarter of 2021, the Company's management currently expects net revenues to be between $51.0 million and $52.0 million, representing a year-over-year increase of approximately 299% to 307%. The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions, customer demand and foreign exchange environment, which are all subject to change.

About RYB Education, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its over two decades operating history, the Company has built "RYB" into a well-recognized education brand and helped bring about many new educational practices in China's early childhood education industry. RYB's comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's brand recognition and market reputation; student enrollment in the Company's teaching facilities; the Company's growth strategies; its future business development, results of operations and financial condition; trends and competition in China's early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company's industry and general economic conditions in China. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
RYB Education, Inc.
Investor Relations
E-mail:  ir@rybbaby.com

The Piacente Group, Inc.
Yang Song
Tel: +86 (10) 6508-0677
E-mail: ryb@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: ryb@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	March 31, 2021	December 31, 2020
Current assets:
Cash and cash equivalents	74,167	53,454
Accounts receivable, net	2,080	1,844
Inventories	6,120	5,773
Prepaid expenses and other current assets	8,400	8,927
Loan receivables	229	107
Total current assets	90,996	70,105

Non-current assets:
Restricted cash	943	1,127
Property, plant and equipment, net	46,376	47,638
Goodwill	46,018	46,147
Intangible assets, net	13,550	14,179
Long-term investment	215	217
Deferred tax assets	21,545	21,168
Other non-current assets	12,808	14,438
Operating lease right-of-use assets	80,253	87,472
Total assets	312,704	302,491

Liabilities
Current liabilities:
Prepayments from customers, current portion	4,171	4,145
Accrued expenses and other current liabilities	56,684	54,406
Income tax payable	18,939	18,592
Operating lease liabilities, current portion	15,495	16,856
Deferred revenue, current portion	52,000	34,351
Long-term debt, current portion	-	7
Total current liabilities	147,289	128,357

Non-current liabilities:
Prepayments from customers, non-current portion	3,455	4,024
Deferred revenue, non-current portion	1,118	1,726
Other non-current liabilities	12,116	12,519
Deferred income tax liabilities	2,239	1,890
Operating lease liabilities, non-current portion	70,029	76,308
Total liabilities	236,246	224,824

Mezzanine equity
Redeemable non-controlling interests	10,237	9,988

Equity
Ordinary shares	29	29
Treasury stock	(10,101)	(10,321)
Additional paid-in capital	141,528	141,094
Statutory reserve	4,652	4,652
Accumulated other comprehensive (loss)/ income	(1,474)	(1,468)
Accumulated deficit	(73,677)	(71,837)
Total RYB Education, Inc. shareholders' equity	60,957	62,149
Non-controlling interest	5,264	5,530
Total equity	66,221	67,679
Total liabilities, mezzanine equity and total equity	312,704	302,491

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended March 31,
	2021	2020
Net revenues:
Services	35,051	16,792
Products	1,628	527
Total net revenues	36,679	17,319
Cost of revenues:
Services	32,574	28,655
Products	692	256
Total cost of revenues	33,266	28,911
Gross profit (loss)	3,413	(11,592)

Operating expenses
Selling expenses	392	232
General and administrative expenses	5,278	5,811
Impairment loss on goodwill	-	8,454
Total operating expenses	5,670	14,497

Operating loss	(2,257)	(26,089)
Interest income	66	49
Government subsidy income	1,059	145
Loss before income taxes	(1,132)	(25,895)
Less: Income tax expense	581	4,222

Loss before loss in equity method investments	(1,713)	(30,117)
Loss from equity method investments	(1)	(1,893)

Net loss	(1,714)	(32,010)
Less: Net income(loss) attributable to non-controlling interest	126	(5,393)
Net loss attributable to ordinary shareholders of RYB	(1,840)	(26,617)

Net loss per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	(0.06)	(0.96)
Diluted	(0.06)	(0.96)
Net loss per ADS attributable to ordinary shareholders of RYB Education, Inc. (Note 1)
Basic	(0.06)	(0.96)
Diluted	(0.06)	(0.96)
Weighted average shares used in calculating net loss per ordinary share
Basic	28,376,967	27,681,509
Diluted	28,376,967	27,681,509

Note 1：Each ADS represents one Class A ordinary share.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2021	2020
Net loss	(1,714)	(32,010)
Other comprehensive loss, net of tax of nil:
Change in cumulative foreign currency translation adjustments	(224)	(1,509)
Total comprehensive loss	(1,938)	(33,519)
Less: Comprehensive loss attributable to non-controlling interest	(94)	(5,884)
Comprehensive loss attributable to RYB Education, Inc.	(1,844)	(27,635)

RECONCILIATION OF GAAP and non-GAAP results

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended March 31,
	2021	2020
Operating loss	(2,257)	(26,089)
Share-based compensation expenses	655	800
Adjusted operating loss	(1,602)	(25,289)

Net loss attributable to RYB	(1,840)	(26,617)
Share-based compensation expenses	655	800
Adjusted net loss attributable to RYB	(1,185)	(25,817)

Net loss	(1,714)	(32,010)
Add: Income tax expense	581	4,222
Depreciation and amortization	4,264	3,036
EBITDA	3,131	(24,752)
Share-based compensation expenses	655	800
Adjusted EBITDA	3,786	(23,952)

Net loss per ADS attributable to ordinary shareholders of RYB Education, Inc. - Basic (Note1)	(0.06)	(0.96)
Net loss per ADS attributable to ordinary shareholders of RYB Education, Inc. - Diluted (Note1)	(0.06)	(0.96)

Adjusted net loss per ADS attributable to ordinary shareholders of RYB Education, Inc. - Basic (Note1)	(0.04)	(0.93)
Adjusted net loss per ADS attributable to ordinary shareholders of RYB Education, Inc. - Diluted (Note1)	(0.04)	(0.93)

Weighted average shares used in calculating basic net loss/adjusted net loss per ADS(Note1)	28,376,967	27,681,509
Weighted average shares used in calculating diluted net loss/adjusted net loss per ADS(Note1)	28,376,967	27,681,509

Adjusted net loss per share attributable to ordinary shareholders of RYB Education, Inc.- Basic	(0.04)	(0.93)
Adjusted net loss per share attributable to ordinary shareholders of RYB Education, Inc.- Diluted	(0.04)	(0.93)

Note 1：Each ADS represents one Class A ordinary share.